# Bank of America, N.A.

## Form SBSE-A

## Amendment - SBSE-A/A

## July 2, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

CITIBANK, N.A. NEW YORK OFFICES - CHILE – Terminated as Custody, Clear, or Settle entity

CITITRUST COLOMBIA S A SOCIEDAD FIDUCIARIA – Terminated as Custody, Clear, or Settle entity

CITIBANK DEL PERU S.A. – Terminated as Custody, Clear, or Settle entity

N A CITIBANK – Terminated as Custody, Clear, or Settle entity

The Branch of CITIBANK, N.A. in the Republic of Argentina – Terminated as Custody, Clear, or Settle entity